Exhibit 99.(A)(3)

BISHOP STREET FUNDS

Amendment No. 1 to the Amended and Restated

Agreement and Declaration of Trust

The undersigned, being all of the Trustees of Bishop Street Funds, an open-end investment management company established under Massachusetts law as a Massachusetts voluntary association (commonly known as a business trust) under an Amended and Restated Agreement and Declaration of Trust dated September 1, 1994 (the “Declaration of Trust”), and being authorized by Article IX, Section 9 of the Declaration of Trust to effect this amendment, do hereby amend, effective upon the signing of this instrument, the Declaration of Trust as follows:

The first paragraph of Article IV, Section 5 is hereby replaced with the following:

SECTION 5. Except as otherwise provided herein or from time to time in the By-Laws, any action to be taken by the Trustees, or a committee thereof, may be taken by a majority of the Trustees present at a meeting of Trustees, or of the committee members present at a meeting of such committee (if in either case a quorum be present), within or without Massachusetts, including any meeting held by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can communicate with each other simultaneously and participation by such means shall constitute presence in person at a meeting, or by consent of a majority of the Trustees, or members of such committee, then in office either in writing or by electronic transmission. At any meeting of the Trustees, or a committee thereof, one third of the Trustees or members of such committee, as the case may be, shall constitute a quorum. If a quorum is present when a duly called or held meeting is convened, the Trustees present thereat may, following the withdrawal of one or more Trustees originally present, continue to transact business until adjournment thereof, even though such Trustees would not otherwise constitute a quorum. Meetings of the Trustees, or a committee thereof, may be called orally or in writing by the Chairman of the Trustees or of such committee or by any two other Trustees or committee members, as the case may be. Notice of the time, date and place of all meeting of the Trustees, or a committee thereof, shall be given to each Trustee or committee member as provided in the By-Laws.

This Amendment may be executed in a number of counterparts, all of which shall be deemed one and the same instrument.

IN WITNESS WHEREOF, the undersigned being all of the Trustees of the Trust have executed this Amendment as of this 15th day of May, 2012.

/s/ Robert A. Nesher	/s/ William M. Doran
Robert A. Nesher	William M. Doran

/s/ James M. Storey	/s/ Charles E. Carlbom
James M. Storey	Charles E. Carlbom

/s/ George J. Sullivan, Jr.	/s/ Mitchell A. Johnson
George J. Sullivan, Jr.	Mitchell A. Johnson

/s/ Betty L. Krikorian	/s/ John K. Darr
Betty L. Krikorian	John K. Darr

/s/ Bruce Speca	/s/ Joseph T. Grause, Jr.
Bruce Speca	Joseph T. Grause, Jr.